UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2009

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), for the three-month period ended March 31, 2009. Mexican Financial Reporting Standards (“MFRS”) requires that financial information starting from January 1, 2008 to be presented in nominal Pesos, unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in the U.S., Mexico and any significant economic or political developments in those countries;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	interest rate levels;

•	our need for substantial capital;

•	the competitive nature of providing long distance, data and internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008

Revenues

Total revenue during the three-month period ended March 31, 2009 was Ps. 1,173.1 million, a 3.2%, or Ps. 36.6 million, increase from the Ps. 1,136.5 million generated in the same period of 2008. This increase was primarily the result of higher revenues from data, internet and local services.

Data, Internet and Local Services. During the three-month period ended March 31, 2009, data, internet and local service revenues reached Ps. 824.4 million, a 19.1%, or Ps. 132.1 million, increase from the Ps. 692.3 million recorded during the same period of 2008. Growth of non-long distance services revenues was particularly strong in internet-related, direct access and local services. Our internet services revenues increased primarily due to the continuing growth of our internet dedicated virtual private network (“VPN”) services. Our data, internet and local service segment represented 70.3% of our total revenues during the three-month period ended March 31, 2009, compared to 60.9% during the same period in 2008.

Long Distance Services. Revenues derived from our long distance services for the three-month period ended March 31, 2009 decreased 21.5% or Ps. 95.5 million, to Ps. 348.7 million from Ps. 444.2 million in the same period of 2008. The decrease in long distance revenues was primarily due to lower traffic. The average long distance revenue per minute increased 10.0% to Ps. 0.68 for the three-month period ended March 31, 2009 from Ps. 0.62 recorded during the three-month period ended March 31, 2008 primarily due to lower international traffic and a more profitable mix of traffic as a result. Total volume of minutes handled decreased 28.7% to 510 million in the three-month period ended March 31, 2009 from 714 million of minutes for the same period of 2008. The reduction in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 29.7% of our total revenues during the three-month period ended March 31, 2009 compared to 39.1% during the same period of 2008.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”);

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services decreased 3.6%, or Ps. 15.6 million, to Ps. 421.4 million for the three-month period ended March 31, 2009 from Ps. 437.0 million recorded during the three-month period ended March 31, 2008. The reduction in cost of services was primarily the result of a 13.9% decrease in cost of the long distance services to Ps. 224.7 million for the three-month period ended March 31, 2009 from Ps. 261.1 million recorded during the same period of 2008, while cost of data, internet and local services increased 11.9% to Ps. 196.7 million for the three-month period ended March 31, 2009 from Ps. 175.8 million recorded during the same period of 2008. Our cost of long distance services declined primarily due to a decrease in long distance traffic. Our cost of data, internet and local services during the three-month period ended March 31, 2009 increased primarily as a result of higher internet related services costs when compared to the same period of 2008.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2009 increased 7.5%, or Ps. 52.1 million, to Ps. 751.7 million from Ps. 699.6 million in the same period in 2008.

Our gross profit increased primarily as a result of higher non-long distance gross profit, which fully offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 21.5%, or Ps. 111.3 million, to Ps. 627.7 million in the three-month period ended March 31, 2009 from Ps. 516.5 million recorded in the same period of 2008; while our long distance gross profit decreased 32.3%, or Ps. 59.1 million, to Ps. 124.0 million in the three-month period ended March 31, 2009 from Ps. 183.1 million recorded in the same period of 2008.

Our gross margin, defined as gross profit as a percentage of total revenues, was 64.1% in the three-month period ended March 31, 2009 as compared to 61.6% reported in the same period in 2008.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 2.3% or Ps. 8.8 million to Ps. 375.1 million in the three-month period ended March 31, 2009 from Ps. 383.9 million recorded in the same period in 2008 primarily as a result of lower billing and collection expenses. For the three-month periods, ended March 31, 2009 and March 31, 2008, administration, selling and other operating expenses represented 32.0% and 33.8% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization increased 17.3% or Ps. 31.3 million to Ps. 211.8 million in the three-month period ended March 31, 2009, from Ps. 180.5 million for the same period of 2008. This increase was primarily explained by higher fixed assets as a result of an increase in capital expenditures during the last quarter of 2008.

Operating income

Operating income increased 21.9% or Ps. 29.6 million, to Ps. 164.7 million in the three-month period ended March 31, 2009, from Ps. 135.1 million recorded in the three-month period ended March 31, 2008. This increase is primarily explained by a Ps. 52.1 million increase in gross profit, coupled with a Ps. 8.8 million decrease in administration, selling and other operating expenses compared to the amounts recorded in the same period of 2008.

Comprehensive financial result

During the three-month period ended March 31, 2009, our comprehensive financial loss was Ps. 262.7 million, compared to a Ps. 28.9 million loss reported during the same period in 2008. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	(in millions of nominal Pesos)
	2008	2009
Interest expense	(66.7)	(73.8)
Interest income	5.1	3.2
Exchange gain, (loss) net	42.2	(189.8)
Effect of derivative financial instruments	(9.5)	(2.2)

Comprehensive financial result, net	(28.9)	(262.7)

Despite a U.S $33 million decrease of our total indebtedness (see Item 1, Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Liquidity for further discussion of this decrease) our interest expense increased Ps. 7.2 million to Ps. 73.8 million in the three-month period ended March 31, 2009, from Ps. 66.7 million in the same period of the previous year. This increase was primarily due to a 34.0% depreciation of the Peso against the U.S. dollar from March 31, 2008 to March 31, 2009, given that all of our debt is U.S. dollar denominated.

Interest income decreased to Ps. 3.2 million in the three-month period ended March 31, 2009, from Ps. 5.1 million recorded in the comparable period of 2008, primarily due to a lower average cash balance during the three-month period ended March 31, 2009 than the three-month period ended March 31, 2008 coupled with a lower average interest rate as compared to the same period of 2008.

Exchange loss for the three-month period ended March 31, 2009 was Ps. 189.8 million compared to an exchange gain of Ps. 42.2 million recorded during the same period of 2008. We recorded a foreign exchange loss because our U.S. dollar denominated monetary liabilities exceed our U.S. dollar denominated monetary assets primarily as a result of a 5.9% depreciation of the Peso against the U.S. dollar during the three-month period ended March 31, 2009, while during the same period of 2008 the Peso appreciated 1.6% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives to manage this risk, for instance through the use of hedging instruments, in order to minimize the impact on our cash flow due to exchange rate fluctuation of the Peso-U.S. dollar.

As of the date of this report, we do not have any derivative instruments. We had a settlement of forward contracts in an amount of US$ 1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and amounted to Ps. 2.2 million.

Income, asset taxes and IETU

We and our subsidiary, Servicios Alestra, each were required separately to pay income taxes or asset taxes until December 2007. In 2008 there is no record of asset tax because this tax was replaced by the flat tax (known as IETU for its acronym in Spanish). We recorded an income tax expense for the three-month period ended March 31, 2009 of Ps. 25.5 million. In the three-month period ended March 31, 2008, we did not record any income tax provision due to the amortization of tax losses carry forward. In order to defer asset tax payments in 2008 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year, which is an option permitted under Article 5-A of Mexico’s Asset Tax Law (Ley del Impuesto al Activo).

During the three-month period ended March 31, 2009 we recorded a deferred income tax of Ps. 4.5 million. This is due an accelerated depreciation of fixed assets for income tax purposes.

IETU

For 2009, our current income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (“CINIF”) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes at March 31, 2009.

Net Income

During the three-month period ended March 31, 2009 we recorded a net loss of Ps. 128.4 million compared to a net income of Ps. 82.9 million during the same period of 2008. This was primarily explained by an exchange loss of 189.8 due to the Peso depreciation against the U.S. dollar as explained above, coupled with higher income taxes during the three-month period ended March 31, 2009, as compared to the same period of 2008.

Current Liquidity

As of March 31, 2008, December 31, 2008 and March 31, 2009 we had Ps. 304.8 million, Ps. 202.8 million and Ps. 331.3 million of cash available, respectively. Our cash balance increased Ps. 26.5 million from March 31, 2008 to March 31, 2009 primarily as a result of the following sources of funds:

•	Our internally-generated funds from operations;

•	Loan vendor facilities obtained in an amount of US$ 26.0 million from April 1, 2008 to March 31, 2009; and

•	A bank facility with Comerica Bank (“Comerica”) in an amount of US$ 15.0 million that we obtained on September 10, 2008.

Our cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of March 31, 2009, we had cash of Ps. 23.3 million and temporary investments of Ps. 307.9 million, of which Ps. 195.3 million were in Peso-denominated instruments and Ps. 112.6 million were cash invested in U.S. dollar-denominated instruments. In addition, we have a temporary investment of US$ 13.5 million in our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of March 31, 2009, December 31, 2008 and March 31, 2008, our ratio of current assets to current liabilities was 0.68x, 0.58x and 0.99x, respectively. Our ratio of current assets to current liabilities as of March 31, 2009 includes the corresponding amortization of the senior notes due 2010 that will be payable on June 30, 2009 and on December 30, 2009, as well as our bank facility with maturity in September 2009.

	As of March 31, 2009		As of December 31, 2008		As of March 31, 2008
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	331.3	Ps.	202.8	Ps.	304.8
Current ratios (times)		0.68x		0.58x		0.99x

Net debt during the three-month period ended March 31, 2009 decreased US$ 12.2 million to US$ 218.7 million from US$ 230.9 million recorded on March 31, 2008. The reduction of net debt is primarily the result of the corresponding principal amortization of our indebtedness with internally-generated funds and other financing facilities. Our indebtedness reduction included:

•	The principal amortization of our senior notes due 2010 for US$ 19.8 million on June 30, 2008 and US$ 19.8 million on December 30, 2008; and

•

The principal amortization of our bank facility, in the amount of US$ 3.8 million on each of May 5, 2008, August 5, 2008 and the prepayment of our debt outstanding with Deutsche Bank AG (“Deutsche Bank”), in the amount of US$ 23.1 million on September 11, 2008.

Capital expenditures during the three-month period ended March 31, 2009 amounted to Ps 124.1 million, Ps. 19.2 million higher than the Ps. 104.9 million invested in the same period of 2008. Our capital expenditure program includes investments to develop the number portability project, to expand our network, provide new services to customers and increase the portion of our network to the customers’ premises, commonly referred to as the last-mile access. As of the date of this report, the capital expenditure program is proceeding according to schedule.

Indebtedness

As of March 31, 2009 we had outstanding US$213.0 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

On September 10, 2008, we obtained a bank facility with Comerica Bank in an amount of US$ 15.0 million. The facility has a variable interest rate of 1 month LIBOR plus 1.75%. Interest payments are payable each month, with the principal due at maturity on September 10, 2009. The funds of this new bank facility together with internally generated funds were used to prepay the US$23.1 million debt outstanding under our previous bank facility with Deutsche Bank.

We have two loan facilities with Cisco Systems Capital Corporation (“Cisco”), with a balance as of March 31, 2009 of US$ 11.2 million and final maturities on August 7, 2011 and October 28, 2011, respectively.

We have three loan facilities with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), with a balance as of March 31, 2009 of US$ 12.0 million and final maturities on October 31, 2012 and February 28, 2013.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008 and 2009

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of nominal Mexican Pesos)

	December 31, 2008		Unaudited March 31, 2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	202,805	Ps	331,283
Trade receivables, net		516,173		519,696
Due from affiliates and other related parties		54,297		23,538
Other receivables		70,493		62,181
Prepaid expenses		22,694		63,640
Other current assets		1,923		1,622

Total current assets		868,385		1,001,960
Property and equipment, net		5,169,181		5,112,094
Deferred charges and other assets, net		303,845		270,760

Total assets	Ps	6,341,411	Ps	6,384,814

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	154,501	Ps	237,168
Other suppliers		354,809		156,607
Senior notes		363,142		373,163
Bank loans, notes payable and capital leases		287,120		318,684
Due to affiliates and other related parties		11,918		12,151
Other accounts payable and accrued expenses		317,225		373,423

Total current liabilities		1,488,715		1,471,196
LONG-TERM LIABILITIES:
Senior notes		2,337,925		2,485,235
Bank loans, notes payable and capital leases		186,202		228,297
Deferred income tax		6,020		10,503
Estimated liabilities for seniority premiums and pension plans		105,704		100,685

Total liabilities		4,124,566		4,295,916

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		821,873		693,926

Total majority interest		2,216,844		2,088,897

Total minority interest		1		1

Total stockholders’ equity		2,216,845		2,088,898

CONTINGENCIES AND COMMITMENTS		—		—
Total liabilities and stockholders’ equity	Ps	6,341,411	Ps	6,384,814

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Amounts are expressed in thousands of nominal Mexican Pesos)

	Three months ended March 31,
	2008		2009
REVENUES
Long distance services	Ps	444,227	Ps	348,685
Data, internet and local services		692,316		824,427

		1,136,543		1,173,112

OPERATING EXPENSES:
Cost of services (excluding depreciation):
Long distance services		(261,115)		(224,721)
Data, internet and local services		(175,848)		(196,690)

		(436,963)		(421,411)

Administration, selling and other operating expenses		(383,944)		(375,129)
Depreciation and amortization		(180,517)		(211,825)

Operating income		135,119		164,747

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(66,683)		(73,841)
Interest income		5,141		3,211
Exchange gain (loss)		42,198		(189,828)
Effect of derivative financial instruments		(9,535)		(2,241)

		(28,879)		(262,699)

OTHER EXPENSE, NET		(1,295)		(514)

Gain (loss) before the following provisions for deferred income tax and asset tax		104,945		(98,466)
Income tax		—		(25,485)
Deferred income tax		(22,014)		(4,483)

Net income (loss)	Ps	82,931	Ps	(128,434)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of nominal Mexican Pesos)

	Three months ended March 31,
	2008		2009
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before income tax	Ps	104,945	Ps	(98,466)
Adjustments to reconcile net loss to resources provided by operating activities
Exchange loss and interest expense, net		(43,630)		254,434
Amortization of capitalized expenses from issuance of senior notes		6,509		6,015
Depreciation and amortization		180,517		211,825
Other provisions		10,896		5,641

		259,237		379,449
Changes in working capital
Current assets		(42,845)		17,646
Current liabilities		27,794		90,214
Income taxes paid		—		(89,561)

Net cash provided by operating activities		244,186		397,748

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(183,180)		(307,407)
Deferred charges and other assets		5,498		—
Interest income		—		3,079
Restricted cash		3,551		—

Net cash used in investing activities		(174,131)		(304,328)

Excess in cash to be applied in financing activities		70,055		93,420
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of Bank loans, notes payable, and capital leases, net		(48,342)		34,027

Net cash (used in) provided by financing activities		(48,342)		34,027

Increase in cash and cash equivalents		21,713		127,447
Adjustments to cash flow as a result of changes in exchange rates		—		1,031
Cash and cash equivalents, beginning of period		283,059		202,805

Cash and cash equivalents, end of period	Ps	304,772	Ps	331,283

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom Mexico, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa acquired 49.8% of the remaining equity interest in Onexa held by BBVA Bancomer. This acquisition increased Alfa’s participation in Onexa to 100%.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”). A reconciliation of differences between Mexican FRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 7.

The consolidated financial statements are expressed in Mexican Pesos, (functional and reporting currency)denoted by the symbol “Ps.”

The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by financial reporting standards applicable in Mexico and accounting principles generally accepted in the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2008 included in the Alestra Annual Report on Form 20-F.

The consolidated interim financial statements include those of Alestra and its subsidiary, Servicios Alestra, in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, allowance for doubtful accounts, deferred income tax provision and employee’s benefits.

b.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (the established limit to define an economy as inflationary). With the adoption of B-10 the Company no longer restates financial statements for inflation.

3. SENIOR NOTES

In September and October, 2008, Alestra acquired US $13.5 million principal amount of its senior notes due 2010.

4. CONTINGENCIES

In August 2006, ABA Seguros, S. A. de C. V: (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps. 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa S. A. de C. V. under the theory of subrogation of rights. The Company filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, The Company does not believe it would have a substantial effect on the Company’s finances. In The Company’s opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse affect on its financial position, results of operations or cash flows.

On July 16, 2006, Corporación Mexicana de Investigación en Materiales S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre-subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps75 thousand to be paid by the Company. At the beginning of 2007, the Company filed an indirect writ of relief against this resolution by SFP, and in June 26, 2008 the court granted the Company relief in the form of declaring SFP’s sanctions without effect, on the grounds that the sanctions procedure by SFP was without basis and motivation. This resulted in SFP reinitiating the procedure in August 2008 through a resolution, revised to address the court’s findings. In response to the new resolution of SFP, the Company filed a new writ of relief, and obtained provisional and definitive suspension of the resolution. The Company believes that SFP may appeal the suspension. In the event that the Company obtains the definitive suspension of the resolution, and while the court’s decision is pending, SFP may not invoke sanctions against the Company. In the Company’s opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse affect on our financial position, results of operation of cash flows.

5. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance services (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration, selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The information on the Company’s segments for the three-month periods ended March 31, 2008 and 2009 is as follows:

Three month period ended	Long distance		Data, Internet and Local services		Total
March 31, 2008
Revenues	Ps	444,227	Ps	692,316	Ps	1,136,543
Costs of services (excluding depreciation)		(261,115)		(175,848)		(436,963)

Gross profit	Ps	183,112	Ps	516,468		699,580

Operating expenses						(564,461)

Operating income						135,119
Comprehensive financial result						(28,879)
Other expense, net						(1,295)

Gain before provision for deferred income tax						104,945
Deferred income tax						(22,014)

Net Income					Ps	82,931

March 31, 2009
Revenues	Ps	348,685	Ps	824,427	Ps	1,173,112
Costs of services (excluding depreciation)		(224,721)		(196,690)		(421,411)

Gross profit	Ps	123,964	Ps	627,737		751,701

Operating expenses						(586,954)

Operating income						164,747
Comprehensive financial result						(262,699)
Other expense, net						(514)

Loss before provision for deferred income tax						(98,466)
Income tax						(25,485)
Deferred income tax						(4,483)

Net Loss					Ps	(128,434)

6. NEW FINANCIAL REPORTING STANDARDS

During the last months of 2008, CINIF issued the following Mexican FRS effective on January 1, 2009. The Company’s management believes that these Mexican FRS will not have a significant impact on the financial information to be presented by the Company.

NIF B-7 “Business acquisitions”. This NIF establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8 “Consolidated and combined financial statements”. This NIF establishes the general standards for the preparation and presentation of the consolidated and combined financial statements, as well as for the disclosures accompanying such financial statements.

NIF C-7 “Investments in associated companies and other permanent investments”. This NIF sets forth the standards for the accounting recognition of the investments in associated companies, and other permanent investments in which there is no control, joint control or significant influence.

NIF C-8 “Intangible assets”. This NIF sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8 “Share-based payments”. This NIF stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS preempts the application in Mexico of the International Financial Reporting Standard (“IFRS”) 2 “Shared based payments” issued by the CINIF.

7. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. As of December 31, 2008 and March 31, 2009 the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos as mentioned in Note 2. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of Mexican FRS B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2008		2009
Reconciliation of net income:
Net income (loss) as reported under Mexican FRS	Ps	82,931	Ps	(128,434)

U.S. GAAP adjustments:
Difference in interest expense		56,539		51,005
Reversal of debt issuance costs, net of amortization		5,688		6,607
Fifth amendment effect on depreciation expense		(34,268)		(39,513)
Deferred income tax		—		60,493
Severance payments		539		753

Total U.S. GAAP adjustments		28,498		79,345

Net income (loss) under U.S. GAAP	Ps	111,429	Ps	(49,089)

	Three months ended March 31,
	2008		2009
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,684,587	Ps	2,088,898

U.S. GAAP adjustments:
Effect on total debt extinguishment		(494,226)		(273,603)
Effect on debt issuance costs		(51,032)		(27,425)
Fifth amendment effect on property and equipment		153,576		11,273
Deferred income tax		(82,121)		16,234
Impact of FAS 158 adoption		(8,067)		—
Pension and labor liabilities		—		(618)
Severance payments		(15,961)		(11,297)

Total U.S. GAAP adjustments		(497,831)		(285,436)

Total stockholders’ equity under U.S.GAAP	Ps	2,186,756	Ps	1,803,462

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2008		2009
Balance at beginning of period	Ps	2,075,327	Ps	1,852,062
Net income for the period		111,429		(49,089)
Decrease of the effect in capital of derivative financial instruments		—		489

Balance at end of period	Ps	2,186,756	Ps	1,803,462

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps. 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps. 9,193,330 and Ps. 1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2008 and 2009 is as follows:

	2008		2009
Capital stock	Ps	12,355,568	Ps	12,355,568
Accumulated losses		(10,168,812)		(10,552,106)

Total stockholders’ equity under U.S. GAAP	Ps	2,186,756	Ps	1,803,462

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three-month periods ended March 31, 2008 and 2009:

	2008		2009
Net revenues	Ps	1,136,543	Ps	1,173,112
Cost of services (excluding depreciation presented separately below)		(436,963)		(421,412)
Administration and selling and operating expenses		(383,405)		(374,376)
Depreciation and amortization		(214,784)		(251,338)

Operating income		101,391		125,986

Comprehensive financial result:
Interest income		5,141		3,211
Interest expense		(10,144)		(22,836)
Exchange gain (loss), net		42,198		(189,828)
Effect of derivative financial instruments		(9,536)		(2,241)

		27,659		(211,694)
Debt issuance costs, net		5,688		6,607
Other expenses, net		(1,295)		(512)

Net income (loss) before asset tax and deferred income tax		133,443		(79,613)
Deferred income tax		(22,014)		56,009
Income tax		—		(25,485)

Net income (loss) for the period	Ps	111,429	Ps	(49,089)

Effects of the restructuring of the Old Senior Notes that occurred in 2003

The effects of the restructuring of the Company’s outstanding senior notes (the “Old Senior Notes”) that took place in 2003 were recorded as follows:

•	A gain of Ps. 958,753 was recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps. 939,888 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps. 129,299 was made and the capitalization of Ps. 158,160 for the debt issuance cost of the new senior notes with maturity in 2010 (the “New Senior Notes”) amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the Old Senior Notes does not exceed the total future cash payments specified by the New Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps. 158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps. 129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the New Senior Notes, with the carrying amount of the Old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the New Senior Notes.

Fifth amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. Since January 1, 2008 the Company presents financial information in adjusted nominal Pesos. Therefore, the U.S. GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007.

Capitalization of comprehensive financing result

Mexican FRS permits the capitalization of comprehensive financing result, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on qualifying assets under construction. As mentioned in Note 2, the Mexican economy is not an inflationary environment as of 2008; therefore capitalization of the comprehensive financing result, in such year, does not consider any gains or losses from monetary position.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing result on deferred expenses.

Severance payments

Effective January 1, 2005, the Company adopted the provisions of Mexican FRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted for in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps. 24,666 over the remaining expected employee service period and consequently, as of March 31, 2008 and 2009 has recognized a total liability and charge to earnings of Ps. 539 and Ps. 753 Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred. With the revision of Bulletin D-3, effective January 1, 2008, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

Impairment of assets

For U.S. GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or fair value is required. The Company has not recognized any impairment loss.

Cash Flows

On January 1, 2008, Mexican FRS B-2 became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements with prospective application. However since Mexican FRS B-2 has been adopted prospectively, The Company has chosen to present the statement of cash flows under U.S. GAAP in order to provide consistency in disclosure.

The statement of cash flows prepared in accordance with Mexican FRS for the for the three-month ended March 31, 2009 presents substantially the same information as that required under U.S. GAAP as interpreted by SFAS No. 95, except for certain differences in presentation.

Presented below are statements of cash flows for the years ended March 31, 2008 and 2009 prepared, after considering the impact of U.S. GAAP adjustments.

	Three months ended March 31,
	2008		2009
OPERATING ACTIVITIES:
Net income (loss)	Ps	111,429	Ps	(49,089)
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Unrealized exchange gain (loss)		(42,471)		189,828
Depreciation and amortization		221,293		251,338
Difference in interest expense		(56,539)		(51,005)
Deferred tax		22,014		(30,525)
Other provisions		9,975		(17,408)
Changes in operating assets and liabilities:
Current assets		(42,845)		42,745
Income tax paid		—		(89,561)
Current liabilities		27,554		154,504

Cash flows provided by operating activities		250,410		400,827

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(183,180)		(307,407)
Restricted cash		3,551		—
Deferred charges and other assets		(726)		—

Cash flows used in investing activities		(180,355)		(307,407)

FINANCING ACTIVITIES:
Payments of senior notes		(48,342)		—
Payments of bank loans, notes payable and capital leases, net		—		(36,832)
Bank loans		—		70,859

Cash flows (used in) provided by financing activities		(48,342)		34,027

Net effect of inflation on cash and cash equivalents		—		1,031

Increase in cash and cash equivalents		21,713		128,478
Cash and cash equivalents, beginning of period		283,059		202,805

Cash and cash equivalents, end of period	Ps	304,772	Ps	331,283

Interest and taxes paid:
Interest paid	Ps	6,326	Ps	6,165

Income tax paid	Ps	—	Ps	23,935

NEW ACCOUNTING PRONOUNCEMENTS

In December 2008 the Financial Accounting Standards Board (“FASB”) approved FASB Staff Position (“FSP”) No. FAS
132(R)-1, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (FSP No. FAS 132(R)-1), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted the new standard with no material effect.

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” — an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has adopted this pronouncement on January 1, 2009.

The adoption of this statement will cause some changes to our Company’s presentation of financial results and our statement of changes in financial position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company has adopted this pronouncement on January 1, 2009 to be applied in any future business combination.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 29, 2009